January  6, 2010

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	China TopReach Inc.
Form 20-F for the year ended December 31, 2008
Filed on June 2, 2009
Last correspondence filed on December 1, 2009
File No.: 000-52416

Ladies and Gentlemen:

           On behalf of China TopReach Inc. (the “Company”), we are electronically transmitting hereunder this letter in response to a comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 1, 2009.

           In this letter, we have listed the Staff’s comments in italics and have followed each comment with the Company’s response.

Annual Report on Form 20-F for the year ended December 31, 2008

Unaudited Pro Forma Consolidated Financial Statements, page 51 Pro Forma Adjustments, page 57

1.
We note that based solely on common stock outstanding, OMH was the accounting acquirer in the January 27, 2009 reverse merger transaction. However, per paragraph ASC Topic 805-10-55-12a, in determining the acquirer, existing warrants should be considered. In this regard, we note from your response to our prior comment 1 that 5,913,500 warrants continued to be held by China Growth's Management Team and the public warrant holders after the recapitalization   Also we note from your response dated July 29, 2009 that the warrants are "in the money" based on an average stock price of $7.57 and an exercise price of $6.00. Given these facts, please tell us what consideration was given to the outstanding warrants when determining that OMH was the accounting acquirer in the reverse merger transaction on January 27, 2009. We may have further comment upon receipt of your response.

            Response:

                The Company has considered paragraph ASC Topic 805-10-55-12a and the relative voting rights in the combined entity after the business combination in determining the accounting acquirer.  In connection with this analysis, the Company has considered, among other things, the existing warrants in determining the acquirer. The Company respectfully notes that since the reverse merger on January, 27, 2009, there has been no exercise of any warrants, and that the warrantholders have no voting rights unless they exercise the warrants.  However, the OMH original shareholders owned 79% of the Company at the time of the business combination and would still own 39% of the Company even if all warrants were to be exercised, which would continue to represent a significant portion of the ownership of the Company.  Furthermore, the warrants are held diversely and we believe that even if warrantholders exercised their warrants none of such warrantholders would own the largest portion of the voting rights or form an organized group of owners which would own the largest portion of the Company.  In fact, if all warrants were exercised then the entire diverse group of warrrantholders would only own 43% of the Company while the original shareholders of OMH would still own 39% of the Company following the exercise of all warrants.  We also note that the warrants are no longer "in the money" as the current stock price is approximately $4.90.  However, even if the warrants were "in the money" we consider that the ownership by the former shareholders of 39% to be significant and substantiates a determination that OMH is the acquirer.  We also note that there are an additional 2,000,000 shares held in escrow pending release to the original shareholders of OMH upon certain conditions being met.  In the event that these escrow shares are released to the original shareholders of OMH, and the Company is confident that such release will occur, the original shareholders would own 85% of the Company and would still own 48% of the Company even if all warrants were to be exercised, which would continue to represent a significant portion of the ownership of the Company.

           Based on the above supplemental analysis, as well as our consideration of the remaining sections of ASC Topic 805-10-55-12, we continue to determine OMH to be  the accounting acquirer.

2.	In a related matter, out of the 5,913,500 outstanding warrants, please tell us as of the current date, how many have been exercised.

           Response:

           Since the reverse merger on January,  27, 2009, there has been no exercise of any warrants. The warrant holders have no voting rights unless they exercise the warrants.  As stated above, the warrants are held diversely by public holders and we believe that even if warrant holders exercise their warrants none of such warrantholders would gain control or influence over the Company and its business.   In addition, the OMH original shareholders owned  79% of the Company at the time of the business combination and would still own 39% of the Company following the exercise of all warrants, which would continue to represent a significant portion of the ownership of the Company.

Olympia Media Holdings Ltd. Financial Statements, page F-19 Consolidated Statements of Cash Flows, page F-24

3.
We note your proposed revised disclosures in response to our prior comment 2. Please revise to include disclosure concerning the nature of the error that previously existed in the financial statements with regards to misclassification of the deposits in the cash flow statement and include the proposed language concerning the reclassification. Refer to ASC Topic 250-10-50-7.

Response:

Pursuant to the Staff’s comment we will revise to include the disclosure concerning the nature of the error that previously existed in the financial statements with regards to misclassification of the deposits in the cash flow statement and include the proposed language concerning the reclassification.

           In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F, (ii) Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please feel free to contact William Haddad (212-335-4998) should you have any questions.  Thank you.

Very truly yours,

/s/ William N. Haddad

William N. Haddad